SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: November 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
               --------------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation dated November 5, 2003, announcing its financial results for the third quarter of its 2003 fiscal year.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3.

News Release

For Immediate Release

                            WORLD HEART CORPORATION
                      ANNOUNCES THIRD QUARTER 2003 RESULTS


OTTAWA - November 5, 2003: (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) today released its unaudited consolidated financial results for the quarter and nine months ended September 30, 2003. A summary consolidated balance sheet, statement of cashflow and statement of loss are attached.

Highlights

Highlights for the third quarter included:

     o ninety-three (93) devices sold year-to-date with continued growth in the sales of the Novacor(R)LVAS (left ventricular assist system) in the U.S. market;

     o    restructuring to achieve operating profitability during 2004; and

     o the completion of a major re-capitalization, which included a $63,200,000 million equity offering and an agreement by Edwards Lifesciences, LLC (Edwards) to exchange US$78,000,000 of preferred shares.

Operating Results

For the first nine months of 2003, revenues were up by 6% and the gross margin was $1,667,922, compared with negative gross margin of $385,916 for the same period last year. Year-to-date Novacor LVAS sales totaled 93 units, compared with 82 units to the end of the 2002 third quarter. WorldHeart continues to increase Novacor LVAS sales in the U.S. market. Sales in the U.S. during the quarter were 17 units, which were up from 13 units in the second quarter and 5 in the first quarter of 2003. Overall, third quarter Novacor LVAS pump sales were 27 units compared with 35 units sold in the second quarter of this year and 32 units sold during the third quarter of 2002.

Excluding restructuring costs, amortization and depreciation, financing and foreign exchange gains or losses the loss from operations for the quarter was $5,186,498, compared to $7,584,054 for the same period in 2002 and $18,076,691 for the nine months ended September 30, 2003, compared to $26,415,950 in 2002.

Revenues for the quarter ended September 30, 2003 were $2,834,210, compared with $3,049,036 a year ago, generating a contribution in the second quarter of this year of $524,063, compared with a negative contribution of $127,340 for the same quarter last year. Net loss for the third quarter this year was $13,109,650, or $0.45 per share, compared with $14,363,490, or $0.80 per share last year. Included in this loss is a restructuring charge of $2,848,007 associated with the Company's decision to focus on achieving profitability. Restructuring costs included severance costs associated with the elimination of 32 positions, representing 24% of the workforce, in conjunction with a reduced rate of investment in the next-generation HeartSaverVAD and the repurchase of a royalty agreement on sales of the Novacor LVAS.

Revenues for the first nine months of 2003 were $8,707,987, compared with $8,191,284 for the same period last year, which generated a gross margin of $1,667,922 for the period, compared to negative contribution of $385,916 for the same nine-month period in 2002. Net loss for the nine months was $25,743,530, or $1.08 per share, compared with a net loss of $37,366,333, or $2.11 per share last year.

Re-capitalization Summary

During the third quarter, WorldHeart completed a private placement transaction in the United States and Canada for gross proceeds of approximately $63,200,000.

In addition, as a condition of the transaction, Edwards agreed to exchange preferred shares that it held in WorldHeart, and with a combined face value of US$78,000,000, for a total of 8,481,128 WorldHeart common shares and 7,000,000 warrants. During the quarter, Edwards exchanged preferred shares with a face value of US$58,000,000 for 4,981,128 WorldHeart common shares. The completion of the exchange of the remaining preferred shares with a face value of US$20,000,000 for 3,500,000 WorldHeart common shares and 7,000,000 warrants, subject to shareholder approval, which will be sought at a special meeting of shareholders on November 25, 2003.

Once completed, these transactions will have added approximately $125,000,000 to shareholders' equity.

Liquidity

WorldHeart ended the third quarter with $35,233,713 in cash. Proceeds from the $63,200,000 equity transaction were applied to transaction costs $5,965,000, repayment of all loans ($12,200,000), reduction in accounts payable and other obligations ($7,300,000) and restructuring costs ($2,000,000).

Company Outlook

Roderick M. Bryden, President and CEO of WorldHeart, commented on the company outlook: "The financial and product base of WorldHeart gives the Company the opportunity to seize a significant share of the expanding market for implantable heart-assist devices. Novacor LVAS is recognized for its durability and reliability, characteristics that are increasingly important as use of the device shifts to longer-term reliance by the recipient. Total implants of Novacor LVAS using the ePTFE inflow conduit now exceed 160, with risk of stroke remaining low. We are very optimistic about our ability to compete in North America and other world markets with Novacor LVAS."

"The Destination Therapy Randomized Trial, comparing Novacor LVAS with HeartMate(R) XVE LVAS (left ventricular assist system), is very exciting for WorldHeart. Subject to obtaining Food and Drug Administration (FDA) approval, we expect to enroll centers and patients beginning in the first quarter, 2004. Reimbursement by Centers for Medicare and Medicaid Services (CMS) will be an essential factor in successful implementation of this Trial. After discussion with officials of CMS, we are confident that reimbursement coverage will be available."

"The Customer Funding Program announced in the second quarter is being well received. Initial sales under this program occurred in the third quarter, and sales are expected to accelerate during the fourth quarter and in 2004. The Customer Funding Program is expected to significantly speed the process of enrolling centers in the Randomized Trial, as well as supporting commercial sales within existing indications."

"Increased revenues, together with improved product margins and reduced expenses resulting from the third quarter cost reductions, are expected to narrow the operating loss in the fourth quarter. The recapitalization has removed substantially all non-operating expenses, except for amortization and depreciation, resulting in sharply lower net loss expected for the quarter," Mr. Bryden said.

About Novacor LVAS
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in over 1490 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.



For more information, please contact:
Mark Goudie,
Vice-President, Finance and CFO
World Heart Corporation
(613) 226-4278, ext: 2509, or (510) 563-4995

World Heart Corporation
Summary Consolidated Statements of Loss
Amounts in Canadian Dollars, except number of shares

------------------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended                   Nine months ended
                                                                  ------------------                   -----------------
                                                          Sept. 30, 2003     Sept. 30, 2002     Sept. 30, 2003     Sept. 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                            (unaudited)        (unaudited)        (unaudited)        (unaudited)
Revenue                                                   $    2,834,210     $    3,049,036     $    8,707,987     $    8,191,284
Cost of goods sold                                            (2,310,147)        (3,176,376)        (7,040,065)        (8,577,200)
                                                        ----------------------------------------------------------------------------
Gross margin                                                     524,063           (127,340)         1,667,922           (385,916)
                                                        ----------------------------------------------------------------------------

Expenses
   Selling, general and administrative                        (2,561,308)        (2,509,496)        (7,531,979)        (7,798,349)
   Research and development                                   (3,149,253)        (4,947,218)       (12,212,634)       (18,231,685)
   Restructuring costs                                        (2,848,007)                 -         (2,848,007)                 -
   Amortization of intangibles                                  (168,965)        (1,830,626)        (3,830,217)        (5,491,878)
                                                        ----------------------------------------------------------------------------
                                                              (8,727,533)        (9,287,340)       (26,422,837)       (31,521,912)
                                                        ----------------------------------------------------------------------------

Loss before the undernoted                                    (8,203,470)        (9,414,680)       (24,754,915)       (31,907,828)

Other income (expenses)                                       (4,906,180)        (4,948,810)          (988,615)        (5,458,505)
                                                        ----------------------------------------------------------------------------

Net loss for the period                                   $  (13,109,650)     $ (14,363,490)    $  (25,743,530)    $  (37,366,333)
                                                        ----------------------------------------------------------------------------

Weighted average number of common  shares                     28,879,631         17,970,127         23,858,270         17,715,105
                                                        ----------------------------------------------------------------------------

Basic and diluted loss per common share                           $(0.45)            $(0.80)            $(1.08)            $(2.11)
------------------------------------------------------------------------------------------------------------------------------------


World Heart Corporation
Summary Consolidated Statements of Cash Flows
Amounts in Canadian dollars

------------------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended                   Nine months ended
                                                                  ------------------                   -----------------
                                                          Sept. 30, 2003     Sept. 30, 2002     Sept. 30, 2003     Sept. 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                            (unaudited)        (unaudited)        (unaudited)        (unaudited)
CASH FLOWS FROM (USED IN)

Operating activities                                     $  (11,916,072)    $   (2,336,613)    $  (23,042,545)    $  (17,966,499)
Investing activities                                             51,832         (1,344,409)           131,296          5,108,359
Financing activities                                         47,064,755            (40,990)        58,603,749           (197,793)
Effect of exchange rate changes on cash
   and cash equivalents                                          (8,353)           (44,904)          (706,968)            52,324
                                                        ----------------------------------------------------------------------------
Increase / (decrease) in cash and cash
     equivalents for the period                              35,192,162         (3,766,916)        34,985,532        (13,003,609)

Cash and cash equivalents beginning of the period                41,551          6,108,466            248,181         15,345,159
                                                        ----------------------------------------------------------------------------

Cash and cash equivalents end of the period              $   35,233,713    $     2,341,550     $   35,233,713    $     2,341,550
------------------------------------------------------------------------------------------------------------------------------------

World Heart Corporation
Summary Consolidated Balance Sheets
Amounts in Canadian Dollars

---------------------------------------------------------------------------------------------------------------------
                                                                      Sept. 30,           June 30,           Dec. 31,
                                                                          2003               2003               2002
---------------------------------------------------------------------------------------------------------------------
                                                                   (unaudited)        (unaudited)
ASSETS
    Cash                                                       $    35,233,713    $        41,551    $       248,181
    Other current assets                                             8,891,689          8,893,645         11,480,183
    Cash pledged as collateral for lease                               712,743            785,072          1,183,200
    Capital assets                                                   3,464,647          3,749,811          4,244,371
    Goodwill, intangible and other assets                           23,822,498         24,558,669         27,889,978
                                                            ---------------------------------------------------------
                                                               $    72,125,290    $    38,028,748    $    45,045,913
                                                            ---------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Current liabilities                                        $    12,646,046    $    15,605,720    $    17,761,982
    Loans                                                                    -         10,147,946          2,018,937
    Preferred shares                                                27,358,715         65,658,625         72,750,188
                                                            ---------------------------------------------------------
                                                                    40,004,761         91,412,291         92,531,107
                                                            ---------------------------------------------------------

    Shareholders' equity (deficiency)
    Common stock, special warrants, rights and
       contributed surplus                                         237,241,299        138,627,577        131,892,046
    Accumulated deficit                                           (205,120,770)      (192,011,120)      (179,377,240)
                                                            ---------------------------------------------------------
                                                                    32,120,529        (53,383,543)       (47,485,194)
                                                            ---------------------------------------------------------

                                                               $    72,125,290    $    38,028,748    $    45,045,913
---------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              World Heart Corporation


     Date: November 6, 2003                   By: /s/  Mark Goudie
                                                  ------------------------------
                                                  Name:  Mark Goudie
                                                  Title: Chief Financial Officer